RESIGNATION AS DIRECTOR

TO:	MOST HOME CORP. (the “Company”)

AND TO:	THE BOARD OF DIRECTORS THEREOF

I hereby tender my resignation as a Director of the Company and as a member of any Director committees of the Company, to be effective as of the date hereof.

DATED as of the 24th day of April, 2008.

/s/ David W. Smalley
DAVID W. SMALLEY